Filed Pursuant to Rule 433
Registration No: 333-134553

FX Basket-Linked Note

Final Terms and Conditions

“INR & IDR Digital Basket”
July 27, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006: http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006: http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Indian Rupee (INR) and Indonesian Rupiah (IDR), in each case relative to the U.S. Dollar (USD). If the Basket Return, which is linked to the performance of the INR and the IDR vs. the USD, is greater than zero on the Valuation Date (that is, the Basket Return is greater than zero), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Additional Amount of 4.5% multiplied by that principal amount. If the Basket Return on the Valuation Date is less than zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA—)
Issue Size	USD 3,000,000
Issue Price	100%
Principal Protection	100%
Trade Date	July 27, 2007
Issue Date	August 2, 2007
Valuation Date	January 28, 2008, provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below)
Maturity Date	February 1, 2008
Reference Currencies	Indian Rupee (INR) & Indonesian Rupiah (IDR)
Reference Exchange Rate	The spot exchange rate for each of the Reference Currencies quoted against the U.S. dollar expressed as the number of units of the Reference Currency per USD 1.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount
Additional Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:

	0.0%	If the Basket Return is less than or equal to 0.0

	4.5%	if the Basket Return is greater than 0.0
Basket Return	The sum of the Weighted Currency Returns.
Weighted Currency Returns	For each Reference Currency:

	Weighting *	{	Initial Reference Currency Rate – Settlement Rate	}
Settlement Rate
Weightings and Initial Reference Currency Rates	The Initial Currency Amount for the USD and each Reference Currency is as set forth below:

	Reference Currency	Weighting		Initial Reference Currency Rates
	IDR	50.00%		9195
	INR	50.00%		40.42

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.
Settlement Rate Option and Valuation Business Day	For each Reference Currency as set forth below:

		Reference Currency	Screen Reference	Valuation Business Day
		Indian Rupee	RBIB	Mumbai
(INR)

Indonesian
		Rupiah (IDR)	ABSIRFIX01	Singapore

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP: 52517P4J7
ISIN: US52517P4J79
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN

		Price to Public (1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$4.20	$995.80
	Total	$3,000,000	$12,600	$2,987,400

(1)

The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to $4.20 per $1,000 principal amount, or 0.42%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending July 18, 2004 through the week ending July 22, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending July 18, 2004 through the week ending July 22, 2007 and the Trade Date, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 based upon the Reference Exchange Rates determined on the Trade Date.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the Initial Currency Rates for the Reference Currencies (which were determined on the Trade Date) and hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The values for the Settlement Rates for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: IDR and INR each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0692, which is greater than zero.  The Additional Amount is therefore 4.5%, and the Redemption Amount is equal to the product of 104.5% times the principal amount of the notes.

Because the Basket Return is 0.0692, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,045.0 per $1,000 note (reflecting an Additional Amount of 4.5% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 4.5%) = $1,045.0. The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Basket	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
IDR	9195	50%	8679	0.0297
INR	40.42	50%	37.46	0.0395
Basket Return = Sum of Weighted Currency Returns =				0.0692

Example 2: IDR and INR each depreciate relative to their Initial Currency Rates, resulting in a Basket Return of –0.0570. Because the Basket Return is less then zero, the Additional Amount is zero, and the Redemption Amount is equal to the product of 100% times the principal amount of the notes.

Because the Basket Return is –0.0570, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note).

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Basket	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
IDR	9195	50%	9679	–0.0250
INR	40.42	50%	43.18	–0.0320
Basket Return = Sum of Weighted Currency Returns =				–0.0570

Example 3: IDR depreciates while INR appreciates relative to their Initial Currency Rates, resulting in a Basket Return of 0.0055, which is greater than zero. The Additional Amount is therefore 4.5%, and the Redemption Amount is equal to the product of 104.5% times the principal amount of the notes.

Because the Basket Return is 0.0055, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,045.0 per $1,000 note (reflecting an Additional Amount of 4.5% per note).

Redemption Amount = $1,000 + ($1,000 * 4.5%) = $1,045.0.  The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Basket	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
IDR	9195	50%	9311	–0.0063
INR	40.42	50%	39.49	0.0118
Basket Return = Sum of Weighted Currency Returns =				0.0055

Example 4: IDR appreciates and INR depreciates relative to their Initial Currency Rates, resulting in a Basket Return of –0.0303.  Because the Basket Return is less then zero, the Additional Amount is zero, and the Redemption Amount is equal to the product of 100% times the principal amount of the notes.

Because the Basket Return is –0.0303, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note).

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Basket	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
IDR	9195	50%	9059	0.0075
INR	40.42	50%	43.73	–0.0378
Basket Return = Sum of Weighted Currency Returns =				–0.0303